EXHIBIT 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2001

(millions)
Earnings, as defined:
Net income	$663
Income taxes	330
Fixed charges, included in the determination of net income, as below	262
Distributed income of independent power investments	27
Less equity in earnings of independent power investments	81

Total earnings, as defined	$1,201

Fixed charges, as defined:
Interest charges	$250
Rental interest factor	7
Fixed charges included in nuclear fuel cost	5

Fixed charges, included in the determination of net income	262
Capitalized interest	31

Total fixed charges, as defined	$293

Ratio of earnings to fixed charges	4.10